UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Antares Strategic Credit Fund

(Name of Issuer)

Antares Strategic Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

03666N108

(CUSIP Number of class of securities)

Malvika Gupta

Antares Capital Credit Advisers LLC

320 South Canal Street, Ste 4200

Chicago, IL 60606

(312) 638-4117

(Name, Address and Telephone No. of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William Bielefeld, Esq.

Nadeea Zakaria, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

May 14, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 14, 2026 by Antares Strategic Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 7.5% of its outstanding common shares of beneficial interest, par value $0.01 per share (the “Shares”) as of December 31, 2025 at a price equal to the net asset value per Share as of June 30, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment No. 1 to the Statement is being filed pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, to include additional written communications relating to the Offer and report preliminary results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 4 (a)(1)(ix) of the Statement is hereby amended and supplemented by adding the following:

The Fund estimates that 8,198,852.688 Shares, or 10.33% of Shares outstanding as of December 31, 2025, were duly tendered to the Fund before the expiration of the Offer at 11:59 p.m., Eastern Time, on June 11, 2026 and not withdrawn.

The Fund intends to accept repurchase requests for 7.5% of Shares outstanding as of December 31, 2025. Therefore, the Fund intends to repurchase 72.59% of the requested amounts. As described in the Offer to Purchase, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a shareholder.

Item 12 of the Statement is hereby amended and supplemented as follows:

(i)	Exhibit (a)(1)(iv) attached to the Statement is replaced by exhibit (a)(1)(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(ii)	The following exhibit is added to the Statement:

(a)(1)(vii) H1 Tender Offer Update

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANTARES STRATEGIC CREDIT FUND

By:	/s/ Thomas Sweeney
Name:	Thomas Sweeney
Title:	Chief Financial Officer and Principal Accounting Officer

Dated: June 25, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(iv) Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares
(a)(1)(vii) H1 Tender Offer Update
EX-FILING FEES Calculation of Filing Fee Tables